UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

SIZELER PROPERTY INVESTORS, INC.

(Name of Issuer)

Common Stock, Par Value $.0001 per share

(Title of Class of Securities)

830137-10-5

(CUSIP Number)

Carolyn Tiffany

First Union Real Estate Equity and Mortgage Investments

7 Bulfinch Place

Suite 500

Boston, Massachusetts 02114

(617) 570-4614

David J. Heymann

Post Heymann & Koffler LLP

Two Jericho Plaza, Wing A

Suite 111

Jericho, New York  11753

(516) 681-3636

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 830137-10-5

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
S.S. or I.R.S. Identification No. of Above Person

                First Union Real Estate Equity and Mortgage Investments

                I.R.S. I.D. No. 34–6513657

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ohio

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,301,400

	8.	Shared Voting Power - 0 -

	9.	Sole Dispositive Power 1,301,400

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,301,400 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.83%

14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 10 amends certain information contained in the Schedule 13D filed by First Union Real Estate Equity and Mortgage Investments, an Ohio business trust (“First Union”), with respect to its ownership interest in Sizeler Property Investors, Inc., as amended by Amendment No. 1 to Schedule 13D dated November 11, 2004, as further amended by Amendment No. 2 to Schedule 13D dated November 16, 2004, as further amended by Amendment No. 3 to Schedule 13D dated December 6, 2004, as further amended by Amendment No. 4 to Schedule 13D dated December 21, 2004, as further amended by Amendment No. 5 to Schedule 13D dated January 7, 2005, as further amended by Amendment No. 6 to Schedule 13D dated January 14, 2005, as further amended by Amendment No. 7 to Schedule 13D dated January 19, 2005, as further amended by Amendment No. 8 to Schedule 13D dated January 26, 2005, and as further amended by Amendment No. 9 to Schedule 13D dated January 31, 2005  (the “13D”).  Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration
	Item 3 is hereby amended as follows:

First Union purchased an additional 44,600 Shares from February 4, 2005 through February 22, 2005 for an aggregate purchase price of $531,658, which funds were provided from the working capital of First Union.

Item 4.	Purpose of Transaction
	Item 4 is hereby amended as follows:

On or about February 23, 2005, First Union sent a letter to the shareholders of the Issuer advising the shareholders of First Union’s intent to nominate a slate of directors at the 2005 Annual Meeting of Shareholders of the Issuer  and disclosing First Union’s intention, if its slate is elected, to seek to have the current Chairman of the Issuer removed and replaced.  A copy of the letter sent to the shareholders of the Issuer, which also contains additional information about First Union’s slate and its dissatisfaction with current management, is attached hereto as Exhibit 6.

Item 5.	Interest in Securities of the Issuer
	Item 5 is hereby amended and restated to read as follows:

(a)    First Union directly owns 1,301,400 Shares representing 9.83% of the total outstanding Shares.  The foregoing is based upon 13,236,089 Shares outstanding which represents the number of shares reported outstanding in the Issuer’s most recently filed report on Form 10-Q.

	(b) First Union has the sole power to vote and dispose of 1,301,400 Shares owned by First Union.

(c)    Set forth below is a description of all transactions in Shares that were effected during the past sixty days by First Union.  All such transactions were purchases effected by First Union on the open market.

	Date	Number of Shares	Price Per Share

	December 2, 2004	100,000	$10.00
	January 5, 2005	9,600	$11.01
	January 6, 2005	600	$11.05
	January 7, 2005	8,800	$11.05
	January 10, 2005	1,200	$11.05
	January 25, 2005	117,000	$11.60
	February 4, 2004	3,600	$11.56
	February 14, 2005	10,000	$12.05
	February 16, 2005	6,000	$11.98
	February 17, 2005	10,000	$12.03
	February 18, 2005	5,000	$11.88
	February 22, 2005	10,000	$11.80
(d) Not applicable
(e) Not applicable
Item 6.			Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.			Material to Be Filed as Exhibits
Item 7 is hereby amended as follows:

Exhibit 6. Letter, dated February 23, 2005, from First Union to the shareholders of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS

February 23, 2005
Date
/s/ Michael L. Ashner
Signature
Michael L. Ashner Chief Executive Officer
Name/Title

[LETTERHEAD OF FIRST UNION REAL ESTATE EQUITY AND MORTGAGE
INVESTMENTS]

AN IMPORTANT MESSAGE TO

OUR FELLOW SIZELER INVESTORS

YOU WILL HAVE A REAL CHOICE AT THIS YEAR’S ANNUAL MEETING

Dear Fellow Shareholder:

By now many of you are aware that we have filed preliminary proxy materials with respect to our proposed nomination of a slate of directors for election to the Sizeler Realty Corp. Board in opposition to the candidates proposed by management.  If elected, our slate will act to remove the Company’s longtime chairman, Sidney Lassen and replace him with an experienced Chief Executive and management team whose primary concern will be increasing shareholder value.

We own 9.72% of Sizeler, making us the Company’s largest shareholder.  Our holdings significantly exceed those of Mr. Lassen, his management and the incumbent Board of Directors combined.  We believe that in order to protect our investment in Sizeler, we have no choice but to take this drastic action.

Our slate of nominees – Michael L. Ashner, Peter Braverman and Steven Zalkind - are real estate professionals who have been involved actively in the ownership and management of REITS and income producing real estate for more than three decades.  Our three nominees collectively have owned and managed real estate assets exceeding $10 billion in value.

As a responsible shareholder committed to maximizing shareholder value, we have attempted to offer incumbent management suggestions that would improve profitability, increase shareholder value and reduce corporate debt.  Our suggestions have fallen on deaf and uncaring ears.  Current management has behaved as if the Company was their personal entitlement devoid of any sense of obligation or responsibility to their shareholder constituency.  Our nominees intend to utilize their proven experience to address these issues in order to create real value for all shareholders.

We have previously faced intransigent managements who behaved as if they believed a company existed for their benefit and that their poor performance would not be subject to shareholder review.  In each case, we have acted to replace those managements.  In this proxy campaign, we expect a management response based on misinformation, distortions, mud slinging and false promises.  We assure you that our campaign will be based on three premises- (1) the self-aggrandizing attitude and historically dismal record of current management; (2) our proven track record of increasing value for all shareholders in situations such as this; and (3) the specific strategic proposals which we will be making to accomplish our goal of maximizing shareholder value for all shareholders.

Once the Company has set the date of the 2005 Annual Meeting of Shareholders, we will mail to you our proxy materials and a GREEN proxy card that will allow you to vote for our slate of directors.  We strongly urge you NOT to sign or return any proxy cards sent to you by management until you carefully consider ALL necessary facts.

Thank you for your time and consideration.  Throughout this process, please feel free to contact me personally at (516)-822-0022, or our proxy solicitation agent Mackenzie Partners, Inc. toll free at (800)-322-2885.

On behalf of First Union Real Estate Equity and Mortgage Investments, Inc.

Very truly yours,

/s/ Michael L. Ashner

Michael L. Ashner
Chairman and Chief Executive Officer

Dated:  February 23, 2005

IMPORTANT

YOU ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (the “SEC”) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov.  You may also obtain information relevant to the solicitation of proxies by First Union by contacting MacKenzie Partners, Inc. by mail at 105 Madison Avenue, New York, New York 10016 or by calling toll free at (800) 322-2885.  First Union and Messrs. Ashner, Braverman and Zalkind may be deemed to be participants in the solicitation of proxies from the shareholders of Sizeler in connection with the annual meeting. Information about these participants is set forth in the preliminary proxy statement filed by First Union with the SEC.  Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement when it becomes available.